Exhibit 99.1

Contact Information:
Antelope Enterprise Holdings Limited	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@aehltd.com	Email: david.rudnick@preceptir.com
Phone: +1 646-694-8538

Antelope Enterprise Announces First Half 2022 Financial Results

AEHL Executes on Strategic Transformation as

New Technology Segments Comprise 88% of First Half Revenue

Jinjiang, Fujian Province, China, September 29, 2022 – Antelope Enterprise Holdings Limited (NASDAQ Capital Market: AEHL) (“Antelope Enterprise” or the “Company”), a Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, and which engages in business management, information systems consulting, and online social commerce and live streaming, today announced its financial results for the six months ended June 30, 2022.

First Half 2022 Summary

◾	Revenue was RMB 135.0 million (US$ 20.8 million), a 169.3% increase from RMB 50.1 million (US$ 7.7 million) for the same period of 2021. The increase in revenue was due to the generation of RMB 118.2 million (US$ 18.3 million) in business management and consulting revenue, a relatively new operating segment for the Company, which accounted for 87.6% of the Company’s total revenue for the six-month period.
◾	Operating results were affected by bad debt expense of RMB 13.5 million (US$ 2.1 million) for the six months ended June 30, 2022, as compared to bad debt expense of RMB 49.8 million (US$ 7.7 million) for the same period of 2021.
◾	Net loss was RMB 25.7 million (US$ 4.0 million) for the six months ended June 30, 2022, as compared to a net loss of RMB 70.8 million (US$ 10.9 million) for the same period of 2021.
◾	Loss per share both on a basic and fully diluted basis was RMB 4.88 (US$ 0.75) for the six months ended June 30, 2022, as compared to a loss per share on a basic and fully diluted basis of RMB 16.24 (US$ 2.51) for the six months ended June 30, 2021.

Ms. Meishuang Huang, Chief Executive Officer of Antelope Enterprise, commented, “For the first half of fiscal 2022, we continued to execute upon our strategic plan to diversify our business into new technology sectors. Our technology businesses comprised 88% of total revenue for the first six months of the year which followed its comprising 38% of revenue for the second six months of fiscal 2021. We are pleased with this sequential growth since it confirms our entry into new technology sectors and largely offsets the operating results from our legacy ceramic tile business which has suffered due to the continued slowdown of the real estate sector in China.”

“Our new technology subsidiaries are engaged in selected markets in China which we believe have strong growth potential. These include business management, information system consulting, online social commerce and media, and live broadcast streaming in China. We are encouraged by the market opportunities as represented by these new sectors and are optimistic that the strategic transformation of the Company is on course.”

“Due to the challenging conditions for real estate and building materials in China, in November 2021 we entered into a five-year lease agreement to lease out the Hengdali facility with the same lessee that had been leasing out just a portion of the plant. This decision was consistent with our resolve to pivot towards the new technology growth sectors.”

“We are committed to our strategic plan to transform the Company to operate in selected growth technology sectors, and are encouraged by the strong contribution from our new businesses to date. In particular, we believe that online social commerce and live streaming in China will experience sustained growth in the years to come,” concluded Ms. Huang.

Six Months Results Ended June 30, 2022

Revenue for the six months ended June 30, 2022 was RMB 135.0 million (US$ 20.9 million), a 169.3% increase from RMB 50.1 million (US$ 7.7 million) for the same period of 2021. The increase in revenue was due to the generation of RMB 118.2 million (US$ 18.3 million) in our business management and consulting segment which includes business management, information system consulting, and online social commerce and live streaming operations revenue (via its subsidiaries Chengdu Future, Antelope Chengdu and Hainan Kylin Cloud Services), and which accounted for 87.6% of the Company’s total revenue in the current period. The Company’s revenue from its business management and consulting segment has increased 15 times from RMB 7.9 million (US$ 1.2 million) in 1H 2021, and 1.9 times on a sequential basis from the second half of 2021 when we generated RMB 63.6 million (US$ 9.9 million) in revenue.

However, the contribution from our business management and consulting segment was partly offset by a RMB 25.5 million (US$ 3.9 million) decrease in ceramic tile sales which were RMB 16.7 million (US$ 2.6 million) for the six months ended June 30, 2022, a 60.4% decrease from RMB 42.2 million (US$ 6.5 million) for the same period in 2021. We produced and sold only porcelain tiles for the six month period ended June 30, 2022 to position our sales efforts on as realistic a basis as possible to address the difficult business conditions attributable to uncertainties in China’s real estate market which include the continued effects of the Covid-19 pandemic. The decrease in ceramic tile sales was due to a 65.7% decrease in ceramic tile sales volume to 0.70 million square meters of ceramic tiles compared to 2.05 million square meters of ceramic tiles for the same period of 2021, which was partly offset by a 15.4% increase in average selling price to RMB 23.8 (US$ 3.67) compared to RMB 20.6 (US$ 3.20) for the same period of 2021.

Gross loss for the six months ended June 30, 2022 was RMB 404,000 (US$ 62,000), as compared to a gross loss of RMB 6.5 million (US$ 1.0 million) for the same period of 2021. The blended gross loss margin was 0.3% as compared to a gross loss margin of 13.0% for the same period of 2021, which mostly consisted of the ceramic tile segment. During the first half of 2022, we had a gross loss margin of 13.8% for the ceramic tile segment, and a gross profit margin of 1.6% for the business management and consulting segment. We had a gross loss margin of 27.5% for the ceramic tile segment in the same period of 2021, and the decrease in the gross loss margin for the ceramic tile segment in the current period was due to the sale of only porcelain ceramic tiles which has historically had a higher profit margin than our other ceramic tile products.

Other income for the six months ended June 30, 2022 was RMB 10.4 million (US$ 1.6 million), as compared to the RMB 7.2 million ($1.1 million) for the comparable period of 2021. Other income primarily consists of rental income that the Company received by leasing out its Hengdali facility in its entirety which includes building, plant and all of its production lines. In addition, we received RMB 632,000 in a government grant from a local authority for attracting outside-the-region enterprises to invest to help develop the local economy, and RMB 887,000 in a tax subsidy due to the impact of Covid-19 which occurred via our Hainan Kylin subsidiary.

Selling and distribution expenses for the six months ended June 30, 2022 were RMB 4.9 million (US$ 0.7 million), as compared to RMB 3.2 million (US$ 0.5 million) for the comparable period of 2021. The increase in selling and distribution expenses was primarily due to an increase in commission expenses of RMB 1.9 million, which was partly offset by a decrease in salary expense by RMB 0.2 million and a decrease in travel expenses of RMB 6,600.

Administrative expenses for the six months ended June 30, 2022 were RMB 16.5 million (US$ 2.5 million), as compared to RMB 17.2 million (US$ 2.7 million) for the same period of 2021. The decrease in administrative expenses was mainly due to a decrease in consultant fees of RMB 4.7 million which was partly offset by (i) an RMB 1.1 million increase in an assets assessment fee, (ii) an RMB 0.4 million increase in professional fees, and (iii) an RMB 0.8 million increase in audit fees, (iv) an RMB 0.5 million increase in investor relations fees, (v) an RMB 0.9 million increase in insurance expense, and (vi) an RMB 0.3 million increase in payroll expense.

Bad debt expense for the six months ended June 30, 2022 was RMB 13.5 million (US$ 2.1 million), as compared to bad debt expense of RMB 49.8 million (US$ 7.7 million) for the same period of 2021. We recognized a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments. We believe that we have undertaken appropriate measures to resolve our bad debt expense. We will continue to review each of our customers for credit quality as well as assiduously test their accounts receivables balances in each upcoming fiscal period.

Other expenses for the six months ended June 30, 2022 were RMB 4,000 (US$ 1,000), as compared to RMB 77,000 (US$ 12,000) for the same period of 2021. For the six months ended June 30, 2022, other expenses mainly consisted of a currency exchange loss. For the six months ended June 30, 2021, other expenses mainly consisted of the early termination of a non-refundable rent deposit.

Net loss for the six months ended June 30, 2022 was RMB 25.7 million (US$ 4.0 million), as compared to a net loss of RMB 70.8 million (US$ 10.9 million) for the same period of 2021. The decrease in net loss was mainly due to the decrease in bad debt expense, the decrease in gross loss and the increase in other income as compared to the same period for 2021.

Loss per basic share and fully diluted share for the six months ended June 30, 2022 were RMB 4.88 (US$ 0.75), as compared to loss per basic and fully diluted share of RMB 16.24 (US$ 2.51) for the same period of 2021.

Statements of Selected Financial Position Items for the Six Months Ended June 30, 2022

◾	Cash and bank balances were RMB 15.0 million (US$ 2.2 million) as of June 30, 2022, compared with RMB 27.9 million (US$ 4.4 million) as of December 31, 2021.
◾	Inventory turnover was 327 days as of June 30, 2022, as compared to 183 days as of December 31, 2021. The increase in inventory turnover days was primarily due to the continued slowdown of real estate and the building materials sector in China during the six months ended June 30, 2022. We believe that the value of our current inventories is realizable.
◾	Trade receivables turnover of our ceramic tile segment, net of value added tax, was 329 days as of June 30, 2022, as compared to 168 days as of December 31, 2021. The increase in trade receivables turnover was primarily due to the slow collection of our trade receivables as a result of tight cash flow as reported by our customers due to the Covid-19 pandemic. Trade receivables turnover of our business management and consulting segment was 0.3 days of June 30, 2022, as compared with 11 days as of December 31, 2021. The decrease in trade receivables turnover from our business management and consulting segment was primarily due to the timely collection of outstanding accounts receivable including payments received in advance from our clients.
◾	Trade payables turnover of our ceramic tile segment, net of value added tax, was 32 days as of June 30, 2022 as compared with 20 days as of December 31, 2021. The average turnover days was within the normal credit period of one to four months granted by our suppliers. Trade payables turnover of our business management and consulting segment was five days as of June 30, 2022 as compared with seven days as of December 31, 2021.

Liquidity and Capital Resources

Cash flow provided by operating activities was RMB 7.6 million (US$ 1.2 million) for the six months ended June 30, 2022, as compared to RMB 3.7 million (US$ 0.6 million) in cash used in operations for the same period of 2021. The increase in cash inflow was mainly due to an increase in operating cash inflow before working capital changes of RMB 8.3 million, an increase in cash inflow on trade receivables of RMB 26.1 million, a decrease in cash outflow on other receivables and prepayments of RMB 12.7 million and increased cash inflow on trade payables of RMB 5.2 million, which was partly offset by a decrease in cash inflow from inventories of RMB 30.3 million, an increase in cash outflow on unearned revenue of RMB 8.4 million and an increase in cash outflow from accrued liabilities and other payables of RMB 2.4 million.

Cash flow used in investing activities was RMB 8.6 million (US$ 1.3 million) for the six months ended June 30, 2022, as compared to cash flow used in investing activities of RMB 129,000 (US$ 20,000) for the same period of 2021. The increase in cash outflow during the six months ended June 30, 2022 was mainly due to the increase in restricted cash of RMB 8.6 million, which was partly offset by a decrease in cash outflow due to the purchase of fixed assets and intangible assets of RMB 112,000.

Cash flow used in financing activities was RMB 12.0 million (US$ 1.9 million) for the six months ended June 30, 2022, as compared to cash flow provided by financing activities of RMB 25.4 million (US$ 3.9 million) in the same period of 2021. For the six months ended June 30, 2022, we generated cash inflow from a capital contribution of RMB 2.5 million, but this was offset by the payment of lease liabilities of RMB 14.5 million. For the six months ended June 30, 2021, we generated cash inflow from the issuance of share capital of RMB 30.0 million and warrants exercised of RMB 10.4 million, which was partially offset by the payment of lease liabilities of RMB 15.0 million.

Plant Capacity and Capital Expenditures Update

We utilized plant capacity that produced 0.7 million square meters of ceramic tiles for the six months ended June 30, 2022, as compared to 2.0 million square meters of ceramic tiles for the same period of 2021, with all of the current period’s production attributable to our Hengda facility. Our reduced utilization during the current period was primarily attributable to the continued slowdown of the real estate industry in China which was still being impacted by the continued effects of the Covid-19 pandemic.

Effective November 1, 2021, we entered into a new lease agreement with the same lessee that had been leasing one of the production lines at the Hengdali facility. The new lease is for Hengdali in its entirety which includes building, plant and all of its machinery, equipment and production lines. The new lease has a term of five years, from November 1, 2021 through October 31, 2026, for an annual rent of RMB 18.0 million. The leased Hengdali facility has an annual production capacity of 22.4 million square meters of ceramic tiles.

As a consequence of the new lease agreement, the Company’s total annual production capacity is 22.8 million square meters of ceramic tiles which is solely attributable to its Hengda facility. We intend to bring unused production capacity at Hengda online as customer demand dictates and when there are signs of improvement in China’s real estate and construction sectors.

We review the level of capital expenditures throughout the year and make adjustments subject to market conditions. Although business conditions are subject to change, we anticipate a modest level of capital expenditures for 2022 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

Business Outlook

During the first six months 2022, we continued to execute on our strategic plan to transform our business to diversify our operations due to the difficulties of our legacy ceramic tile business which has suffered due to the continued slowdown of the real estate sector in China.

Therefore, beginning in the first half of fiscal year 2020, we entered into new technology sectors and continued to tactically ramp up our efforts over the last two years. For the first six months of fiscal 2022, we generated RMB 118.2 million (US$ 18.3 million) in revenue from our new subsidiaries in business management, information system consulting which includes the sales of software use rights for digital data storage platforms and asset management systems, and an online social media platform including short video, live broadcast and e-commence platform development and consulting. These new businesses accounted for 87.6% of the Company’s revenue in first six months of 2022 and enabled us to realize a 169.3% increase in total revenue for the first six months of 2022 as compared to the same period 2021.

In particular, we expect rapid growth to continue in the social e-commence and broadcast industry in China over the next few years which is the largest in the world, and that we believe have strong growth potential. Such markets include new formats such as live broadcasting, short videos, social e-commerce, enterprise management, and new streaming media where we believe our SaaS and PaaS system platforms can capitalize upon these new modalities. We are optimistic as to the market opportunities represented by these new sectors and are encouraged by the strong contribution to revenue of our new technology businesses to date.

In terms of our ceramic tile segment, for the six months ended June 30, 2022, its operating results continued to be impacted by the slowdown of China’s real estate sector. This is attributable to several factors including the continued effects of the Covid-19 pandemic, China’s central government reining in real estate developers with stricter financial rules due to the sector’s overleveraging, homebuyer mortgage boycotts on unfinished homes, a contraction in new homebuilding starts, overbuilding in some lower tier cities and a continued drop in home prices.

Due to these challenging conditions, for the six-month period ending June 30, 2022 we developed a plan to produce and sell only our porcelain ceramic tiles, which is our best-selling and highest margin ceramic tiles, in order to address the market on as realistic a basis as possible. However, the enactment of this plan was not able to surmount the difficult market conditions of the first six months of 2022. The sales of porcelain ceramic tiles, and therefore our entire ceramic tile segment, declined 60.4% as compared to the year-ago period. Looking forward, we will continue to evaluate any improvement in the market conditions of China’s real estate sector and develop further strategies as needed.

This business outlook reflects the Company’s current and preliminary views and is based on the information currently available to us, which are subject to change, and is subject to risks and uncertainties, as well as risks and uncertainties identified in the Company’s public filings.

Conference Call Information

We will host a conference call at 8:00 am ET on September 29, 2022. Listeners may access the call by dialing 1-877-270-2148 five to ten minutes prior to the scheduled conference call time, and international callers should dial 1-412-902-6510; all callers should ask to join the Antelope Enterprise Holdings Ltd. earnings conference call. A replay of the conference call will be available for 14 days starting from 11:00 am ET on September 29, 2022. To access the replay, dial 1-877-344-7529 and international callers should dial 1-412-317-0088. The replay access code is 5922301.

About Antelope Enterprise Holdings Limited

Antelope Enterprise Holdings Limited is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings.

Antelope Enterprise’s products, sold under the “Hengda” or “HD”, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. The Company also engages in business management, information systems consulting, SaaS (software as a service) and PaaS (platform as a service) systems platforms, and online social commerce and live streaming in China. For more information, please visit http://www.aehltd.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.6981 for balance sheet accounts at the balance sheet date, US$1.00 = RMB 6.4791 for the P&L accounts for the six months ended June 30, 2022. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on June 30, 2022. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on June 30, 2022 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate, construction and technology sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional ceramic tile production capacity online going forward as our business improves, our ceramic tile customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points; and our ability to continue to grow our business management, information system consulting, and online social commerce and live streaming business. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2021 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES

ANTELOPE ENTERPRISE HOLDINGS., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			As of
			December 31,
	As of June 30, 2022		2021
	USD'000	RMB'000	RMB'000

ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	169	1,129	1,250
Intangible asset, net	1	6	—
Right-of-use assets, net	5,666	37,952	44,288
Total noncurrent assets	5,836	39,087	45,538

CURRENT ASSETS
Inventories, net	5,530	37,040	31,589
Trade receivables, net	2,821	18,893	51,416
Other receivables and prepayments	2,239	14,994	20,781
VAT recoverable	250	1,675	663
Restricted Cash	1,276	8,550	—
Cash and bank balances	2,240	15,003	27,880
Total current assets	14,356	96,155	132,329

CURRENT LIABILITIES
Trade payables	1,526	10,222	6,290
Unearned revenue	1,073	7,187	15,545
Accrued liabilities and other payables	2,992	20,038	22,381
Amounts owed to related parties	5,427	36,348	36,348
Lease liabilities	2,052	13,745	13,404
Taxes payable	124	835	1,018
Total current liabilities	13,194	88,375	94,986

NET CURRENT ASSETS	1,162	7,780	37,343

NONCURRENT LIABILITIES
Lease liabilities	2,906	19,468	33,325
Total noncurrent liabilities	2,906	19,468	33,325

NET ASSETS	4,091	27,399	49,556

EQUITY
Share capital	144	964	943
Reserves	3,240	21,702	49,919
Noncontrolling interest	707	4,733	(1,306)
Total stockholders' equity	4,091	27,399	49,556

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Six Months ended June 30,
	2022		2021
	USD'000	RMB'000	RMB'000

Net sales	20,830	134,961	50,107

Cost of goods sold	20,892	135,365	56,610

Gross profit (loss)	(62)	(404)	(6,503)

Other income	1,605	10,399	7,154
Selling and distribution expenses	(749)	(4,852)	(3,219)
Administrative expenses	(2,549)	(16,513)	(17,196)
Bad debt expense	(2,089)	(13,536)	(49,827)
Finance costs	(116)	(753)	(1,094)
Other expenses	(1)	(4)	(77)

Loss before taxation	(3,961)	(25,663)	(70,762)

Income tax expense	13	83	7

Net loss	(3,974)	(25,746)	(70,769)

Net income (loss) attributable to :
Equity holders of the Company	(4,528)	(29,335)	(70,769)
Non-controlling interest	554	3,589
Net loss	(3,974)	(25,746)	(70,769)

Other comprehensive loss
Exchange differences on translation of financial statements of foreign operations	17	114	76

Total comprehensive loss for the year	(3,991)	(25,632)	(70,693)

Total comprehensive loss attributable to:
Equity holders of the Company	(4,510)	(29,221)	(70,693)
Non-controlling interest	554	3,589	—
Total comprehensive loss	(3,956)	(25,632)	(70,693)

Loss per share attributable to the equity holders of the Company
Basic (RMB)	(0.75)	(4.88)	(16.24)
Diluted (RMB)	(0.75)	(4.88)	(16.24)

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months ended June 30,
	2022		2021
	USD'000	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation	(3,961)	(25,663)	(70,762)
Adjustments for	—
Operating lease charge	1,014	6,564	7,035
Depreciation of property, plant and equipment	20	132	19
Bad debt provision of trade receivables	2,089	13,536	49,827
Share based compensation	158	1,025	832
Interest expense on lease liability	116	753	1,094
Operating cash flows before working capital changes	(564)	(3,653)	(11,955)
Decrease (increase) in inventories	(841)	(5,451)	24,837
Decrease (Increase) in trade receivables	2,928	18,987	(7,139)
Decrease (Increase) in other receivables and prepayments	893	5,787	(6,934)
Decrease in trade payables	607	3,932	(1,255)
Decrease in unearned revenue	(1,290)	(8,357)	—
Increase (decrease) in taxes payable	(193)	(1,253)	(1,315)
Decrease in accrued liabilities, other payables, and amounts owed to related parties	(362)	(2,344)	82
Cash generated from (used in) operations	1,178	7,648	(3,679)
Interest paid	—	—
Income tax paid	(4)	(25)	(7)

Net cash generated from (used in) operating activities	1,174	7,623	(3,686)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	(2)	(11)	(129)
Acquisition of intangible assets	(1)	(6)	—
Decrease (increase) in restricted cash	(1,319)	(8,550)	—

Net cash generated from (used in) investing activities	(1,322)	(8,567)	(129)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities	(2,235)	(14,480)	(14,964)
Insurance of share capital for equity financing	378	2,450	29,976
Warrants exercised	—	—	10,394

Net cash generated from (used in) financing activities	(1,857)	(12,030)	25,406

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS	(2,005)	(12,974)	21,591
CASH & EQUIVALENTS, BEGINNING OF PERIOD	4,375	27,880	12,344
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES	(130)	97	94

CASH & EQUIVALENTS, END OF PERIOD	2,240	15,003	34,029

ANTELOPE ENTERPRISE HOLDINGS., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Six months ended June 30
	2022	2021
Sales volume (square meters)	702,056	2,045,295
Average Selling Price (in RMB / square meter)	23.81	20.63

Source: Antelope Enterprise Holdings, Ltd.

###